FORM 10-QSB

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended
December 31,
2005	2004

NET INCOME Net income (loss) applicable to common shares for basic earnings per share	$104,503	$<483,758>

Net income (loss) applicable to common shares for diluted earnings per share	$104,503	$<483,758>

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,211,245	1,213,073

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	21,551	-*

Total shares for diluted earnings per share	1,232,796	1,213,073

Basic Earnings Per Common Share	$.09	$<.40>

Diluted Earnings Per Common Share	$.08	$<.40>

*  Net effect of stock options was antidilutive for the period.